[Adviser Letterhead]

April 29, 2013

Mr. Stacey E. Hong, President
Forum Funds
Three Canal Plaza, Suite 600
Portland, Maine 04101

RE: Contractual Waivers and Reimbursements

Dear Mr. Hong:

Lee Munder Capital Group, LLC (the "Adviser") agrees to waive its investment advisory fee and reimburse expenses as necessary to ensure the total annual operating expenses (excluding all taxes, interest, portfolio transaction expenses, acquired fund fees and expenses, proxy expenses and extraordinary expenses) for the LMCG Global MultiCap Fund (the "Fund") Investor Shares and Institutional Shares, a series of the Forum Funds (the "Trust"), do not exceed 1.45% and 1.20%, respectively, from May 1, 2013 through July 31, 2014.

This agreement can only be terminated or amended upon the approval of the Trust's Board of Trustees and will automatically terminate if the Adviser is no longer a service provider to the Fund. Unless otherwise amended or terminated, this agreement will renew automatically for one-year terms unless the Adviser provides written notice of its termination at least 90 days prior to the end of the then current term.

Very Truly Yours,
Lee Munder Capital Group, LLC

By: /s/ Joseph F. Tower III
Name: Joseph F. Tower III
Title: COO